PaulHastings /

Paul, Hastings, Janofsky & Walker LLP
399 Park Avenue, 31st Floor, New York, New York 10022-4697 telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

75 East 55th Street, New York, New York, 10022-3205 telephone 212-318-6000 / facsimile 212-339-9150 / internet www.paulhastings.com

Atlanta / Costa Mesa / London / Los Angeles / San Francisco / Stamford / Tokyo / Washington, D.C.



                                  July 10, 2001


TRANSMITTED VIA EDGAR
---------------------

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:    Schwab Ten Trust 2000 Series B
               (File No. 333-59802)
               ------------------------------

Gentlemen:

On behalf of our client Charles Schwab & Co., Inc., Depositor of Schwab Ten Trust 2000 Series B, we request the withdrawal of the filing of the Registration Statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") on April 30, 2001, accession number 0001116679-01-500079.

In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention.

Please telephone Elbert Baquero at (212) 318-6402 or the undersigned at (212) 318-6877 collect, at any time, with any questions you may have or for any further information you may desire.

Very truly yours,


/s/ Gary D. Rawitz
------------------
Gary D. Rawitz
of PAUL, HASTINGS, JANOFSKY & WALKER LLP



cc: Eric Purple